Will H. Cai +852 3758 1210 wcai@cooley.com

December 5, 2019

VIA EDGAR

Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	EHang Holdings Limited (CIK No. 0001759783)
Amendment No.4 to Registration Statement on Form F-1
(File No. 333-234411)

Dear Ms. Gilmore, Mr. Jones, Mr. Killoy and Mr. Lopez:

EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is filing amendment No. 4 to its registration statement on Form F-1 (the “Amendment to Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the Commission staff (the “Staff”)’s review, the Company has separately delivered to the Staff five courtesy copies of the Amendment to Registration Statement, marked to show changes to amendment No. 3 to its registration statement dated November 26, 2019, and two copies of the submitted exhibits.

The Company plans to request that the Staff declare the effectiveness of its registration statement on or about December 11, 2019, and will file the joint acceleration requests before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the proposed timetable for the offering.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment to Registration Statement.

*        *        *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 3501-3505, 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Amendment to Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/Will H. Cai
Will H. Cai

Enclosures

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 3501-3505, 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com